Steinhoff

International Holdings Limited

Registration No: 1998/003951/06
VAT No: 4060175934

28, 6th Street, Wynberg
SANDTON

P.O. Box 1955
BRAMLEY
2018

Tel: +27 (11) 445 3000
Fax: +27 (11) 445 3094/99/3135

[redacted]

08004803

01 July 2008

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, D.C. 20549 – 0302
Mail Stop 3-2
United States of America

Dear Sirs

**STEINHOFF INTERNATIONAL HOLDINGS LIMITED :
EXEMPTION PURSUANT TO RULE 12g3-2(b) OF THE US SECURITIES EXCHANGE ACT OF 1934 : EXEMPTION NUMBER 82-34772**

Enclosed please find copies of public announcements in respect of :

1. Dealing in Securities by a director (9 June 2008);
2. Exercise of 2008 convertible bond issue increase option and general repurchase of shares (24 June 2008); and
3. Dealing in Securities by directors (30 June 2008)

made through the news service of the JSE Limited for your records.

Trusting that you find the above in order.

Yours faithfully

**STEINHOFF INTERNATIONAL GROUP SERVICES
PER : PIET FERREIRA
DIRECTOR : M&A's AND CORPORATE ADVISORY SERVICES**

SHF
SHF
SHF - Steinhoff International Holdings Limited - Dealing in securities by a director
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration Number 1998/003951/06)
("Steinhoff")
Share Code: SHF ISIN: ZAE000016176
DEALING IN SECURITIES BY A DIRECTOR

COMPANY	:	Steinhoff International Holdings Ltd
NAME	:	Angela Kruger
STATUS	:	Alternate Director
TYPE OF SECURITIES	:	Shares
DATE OF TRANSACTION	:	4 June 2008
CENTS PER SHARE	:	1885
NUMBER OF SECURITIES TRANSACTED	:	9 524 shares
TOTAL RAND VALUE OF SECURITIES	:	R179 527.40
CLASS OF SECURITIES	:	Ordinary
NATURE OF TRANSACTION	:	Purchase
NATURE AND EXTENT OF DIRECTOR`S INTEREST IN THE TRANSACTION	:	Indirect, beneficial
CONFIRMATION THAT CLEARANCE HAS BEEN GIVEN IN TERMS OF PARAGRAPH 3.66	:	Yes
DATE OF CONFIRMATION	:	2 June 2008

SPONSOR: PSG Capital(Pty) Limited
Date: 09/06/2008 07:38:01 Produced by the JSE SENS Department.

SHF
SHF
SHF - Steinhoff - Exercise of 2008 convertible bond issue increase option and general repurchase of shares

STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff" or "the Company")

Exercise of 2008 convertible bond issue increase option and GENERAL REPURCHASE OF SHARES

1 Exercise of the 2008 bond issue increase option

Further to the announcements released by the Company on SENS on 21 May 2008 ("the May announcements") regarding, inter alia, the launch of ZAR1,5 billion convertible bonds due in June 2015 ("the 2008 Bonds"), accompanied by an increase option of up to R225 million ("the increase option"), shareholders are advised that the lead manager has exercised the increase option in respect of an amount of R100 million.

Accordingly, Steinhoff has raised an aggregate amount of R1,6 billion, before expenses, and the number of underlying Steinhoff shares at an initial conversion price of R24,77 per share, reserved for the conversion of the 2008 Bonds amounts to 64,59 million shares.

2 The general repurchase of shares

In terms of paragraph 11.27 of the JSE Listings Requirements, shareholders are advised that the Company has, in accordance with the general authority obtained at the Annual General Meeting of shareholders held on 10 December 2007 ("the general authority"), cumulatively repurchased 3,11% of the Company`s issued ordinary share capital ("the repurchases").

All the shares have been repurchased by Steinhoff Investment Holdings Limited, a wholly-owned subsidiary of Steinhoff, and are being held as treasury shares, pending the implementation of the BEE transaction and the conversion of the ZAR1,5 billion convertible bond issued in June 2006, as referred to in the May announcements.

It is furthermore confirmed that, taking into account current market conditions and share price levels, it is the Company`s intention to continue a general share repurchase programme, including repurchases as contemplated in paragraph 5.72(g) of the JSE Listings Requirements. The parameters of this general repurchase programme are:

- repurchases of up to 10% of the Company`s issued share capital;
- volumes of up to 30% of the average daily trades; and
- at prices not exceeding a premium of greater than 10% above the volume weighted average traded price of Steinhoff shares over the five trading days immediately preceding any particular repurchase from time to time.

3 DETAILS OF THE REPURCHASES

3.1 Salient details of the repurchases which were effected between 21 May 2008 and 23 June 2008 are as follows:

Number of ordinary shares repurchased	42 019 975
Highest price paid per ordinary share repurchased (excluding costs)	2002
Lowest price paid per ordinary share repurchased (excluding costs)	1703
Total value of ordinary shares repurchased, inclusive of costs	R795 432 339
Number of ordinary shares which may still be repurchased by the Company in terms of the general authority	227 923 875
Percentage of ordinary shares which may still be repurchased by the Company in terms of the general authority	16,89%

3.2 The requirements of paragraph 5.72 of the JSE Listings Requirements have been complied with in terms of the repurchases.

3.3 The repurchases were effected through the order book operated by the JSE trading system and was done without any prior understanding or arrangement between the Company and the respective counterparties.

4 SOURCE OF FUNDS

The repurchases have been and will continue to be funded from the existing resources of the Company.

5 DIRECTORS` OPINION

The directors of Steinhoff have considered the impact of the repurchases and are of the unanimous opinion that, for a period of twelve months from the date of this announcement:

- Steinhoff and its subsidiaries will be able, in the ordinary course of business, to repay their debts;
- the consolidated assets of Steinhoff are in excess of the consolidated liabilities, measured in accordance with the accounting policies of the Company used in the interim results for the six months ended 31 December 2007;
- the share capital and reserves of the Company and its subsidiaries are adequate for business purposes; and
- the working capital resources of the Company and its subsidiaries will be adequate for its current and foreseeable future business requirements.

6 PRO FORMA FINANCIAL EFFECTS OF THE REPURCHASES

The table below sets out, for illustrative purposes only, the pro forma financial effects of the repurchases on Steinhoff`s earnings, headline earnings and net asset value per share. Because of their nature and, in particular, the underlying assumptions regarding retrospective implementation dates, the pro forma financial effects may not give a true reflection of Steinhoff`s actual financial position, changes in equity, results of operations and cash flows after the repurchases.

	Before(1) Cents	After Cents	Change Percentage
Earnings per share	110,6	110,7 (2)	0,09%
Headline earnings per share	120,4	120,7 (2)	0,25%
Diluted headline earnings per share	117,1	119,8	2,31%
Net asset value per share	1363,1	1345,5 (3)	(1,29%)
Weighted average number of shares in issue (`000)	1 263 494 (2)	1 242 484	

Notes

1 Extracted from the unaudited interim results of the Company for the six months ended 31 December 2007.

2 Assumes the repurchases were effected on 1 July 2007. After adjusting for the resultant interest effect of utilising existing resources to effect the repurchases.

3 Assumes the repurchases were effected on 31 December 2007 and their acquisition price of R795,4 million were deducted, as treasury shares (net of the equity portion of the 2008 Bonds), from ordinary shareholders` funds.

Wynberg, Sandton

24 June 2008

Sponsor

PSG Capital (Pty) Limited

Date: 24/06/2008 16:54:47 Produced by the JSE SENS Department.

SHF
SHF
SHF - Steinhoff International Holdings Limited - Dealing in securities by directors
STEINHOFF INTERNATIONAL HOLDINGS LIMITED
(Incorporated in the Republic of South Africa)
(Registration no. 1998/003951/06)
Ordinary share code: "SHF"
ISIN: ZAE000016176
("Steinhoff" or "the group")
Dealing in securities by directors
In compliance with paragraph 3.63 of the Listings Requirements of the JSE Limited, shareholders are advised of the following dealings in respect of rights under share incentive schemes administered by the group.
Shareholders are advised of the following dealings of independent non-executive directors under the deferred delivery scheme approved by shareholders on 1 December 1999:

Director	Transaction	Steinhoff shares	Average Price cents per share	Total Consideration R
Ackerman, Dirk Emil	Purchased	19680	531,22	104544
Daun, Claas Edmund	Purchased	19680	531,22	104544
Konar, Deenadayalen	Purchased	19680	531,22	104544

Shareholders are furthermore advised that the company has resolved, as previously stated, not to grant, award or make available any further rights or shares under any share incentive scheme to non-executive directors of the company. All existing obligations regarding independent non-executive directors have been executed.
In terms of the 2003 share incentive scheme approved by shareholders on 1 December 2003, shareholders are advised of the following rights (to be held directly and/or indirectly beneficially) in respect of the following directors and officers of the group which vested at a price of 1627 cents per share determined as the volume weighted average traded price on Friday, 27 June 2008. The trading of these shares are and will be subject to trading restrictions agreed with the participants concerned:

Name	Steinhoff shares purchased	Cents per share	Total value R
Ferreira, Hendrik Johan Karel	1 050 000	1627	17 083 500.00
Grobler, Stephanus Johannes	1 050 000	1627	17 083 500.00
Jooste, Markus Johannes	3 057 838	1627	49 751 024.26
Nel, Fredrik Johannes	1 050 000	1627	17 083 500.00
Odendaal, Hein	800 000	1627	13 016 000.00

Clearance has been granted in terms of paragraph 3.66 of the Listings requirements for all the above transactions.
By Order of the Board
SJ GROBLER
COMPANY SECRETARY
30 June 2008
Sponsor - PSG Capital Limited
Date: 30/06/2008 17:49:02 Produced by the JSE SENS Department.

END